Exhibit 21.0

NEOMAGIC CORPORATION
SUBSIDIARIES
(All 100% Owned)

Name	Jurisdiction of Incorporation
NeoMagic International	Cayman Islands
NeoMagic Japan K.K.	Japan
NeoMagic Israel Ltd.	Israel
NeoMagic U.K. Ltd.	England
NeoMagic Semiconductor India Private Ltd.	India
NeoMagic International (Hong Kong) Ltd.	Hong Kong

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